Exhibit 16.1
August 9, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read the section “Changes in Accountants” included in the Registration Statement of NitroSecurity, Inc. on Form SB-2 filed with the Securities and Exchange Commission on or about August 9,2007, and have the following comments:
1.	We agree with the statements made in the first three sentences of the first paragraph, as well as the statements made in the second through fourth, seventh and eleventh paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the fourth through final sentences of the first paragraph or the statements made in fifth, sixth, eighth through tenth and twelfth paragraphs.

Yours truly,
/s/ Vitale, Caturano & Company, Ltd.

VITALE, CATURANO & COMPANY, LTD.